CUSIP No. 152418109	Page 1 of 17 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)

CENTRAL BANCORP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

152418109
(CUSIP Number)

Mr. Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60610
(312) 832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 152418109	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 152418109	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Financial Edge - Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 152418109	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 152418109	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 152418109	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 152418109	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Wm. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 152418109	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 152418109	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Fates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 152418109	Page 10 of 17 Pages

Item 1.    Security and Issuer

        This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic (“PL Capital”); Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Richard Fates. All of the filers of this Schedule 13D are collectively the “Group.”

        This Schedule 13D relates to the common stock (“Common Stock”) of Central Bancorp, Inc. (the “Company” or “Central Bancorp”). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.    Identity and Background

        (a)-(c)        This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Richard Fates, with respect to the shares of Common Stock previously beneficially owned by them, as follows:

(1)	shares of Common Stock previously held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

(2)	shares of Common Stock previously held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(3)	shares of Common Stock previously held by Mr. Lashley and Mr. Fates, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer and Lashley is investment management.

        The business address of Mr. Fates is BayState Financial Services, Six Kimball Lane, Lynnfield, MA 01940. The principal employment of Mr. Fates is financial planning. He was formerly the Regional President, Fleet/Bank Boston, Central Massachusetts Region.

        (d)    During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 152418109	Page 11 of 17 Pages

        (e)    During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    All of the individuals who are members of the Group are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns no shares of Common Stock of the Company.

Item 4.    Purpose of Transaction

        On September 13, 2004, the Group and Central Bancorp entered into an agreement whereby, among other things, Central Bancorp agreed to acquire, in the aggregate, 154,268 shares of Central held by the Group for a price of $33.25 per share, or total consideration of $5,129,411 (the “Agreement”), as follows:

(1)	Financial Edge Fund, LP: 113,900 shares for $3,787,175

(2)	Financial Edge Strategic Fund, LP: 27,100 shares for $901,075

(3)	Goodbody/PL Capital, LP: 12,168 shares for $404,586

(4)	Richard Lashley: 600 shares for $19,950

(5)	Richard Fates: 500 shares for $16,625

        The transaction was completed on September 17, 2004. As part of the Agreement, Richard Lashley and Richard Fates resigned as members of the board of directors of Central Bancorp and Central Co-operative Bank (the “Bank”). In addition, both parties agreed to other terms and conditions as specified in the Agreement. A copy of the Agreement is attached as Exhibit 16.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto that are not inconsistent with the Agreement attached as Exhibit 16.

CUSIP No. 152418109	Page 12 of 17 Pages

Item 5.    Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,664,957, reported as the number of outstanding shares as of June 25, 2004, on the Company’s Form 10-K.

        The following sales of Common Stock were made in a privately negotiated transaction with the Company and completed on September 17, 2004:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made no purchases or sales of Common Stock in the last 60 days, except for the sale on September 17, 2004 of 113,900 shares for $33.25 per share (total proceeds of $3,787,175).

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made no purchases or sales of Common Stock in the last 60 days, except for the sale on September 17, 2004 of 27,100 shares for $33.25 per share (total proceeds of $901,075).

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

CUSIP No. 152418109	Page 13 of 17 Pages

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no purchases or sales of Common Stock in the last 60 days, except for the sale on September 17, 2004 of 12,168 shares for $33.25 per share (total proceeds of $404,586).

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

(D)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

(E)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109	Page 14 of 17 Pages

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

(F)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock directly.

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

(G)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the last 60 days except for the sale on September 17, 2004 of 600 shares for $33.25 per share (total proceeds of $19,950).

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

(H)	Mr. Richard Fates

(a)-(b)	See cover page.

(c)	Mr. Fates made no purchases or sales of Common Stock in the last 60 days except for the sale on September 17, 2004 of 500 shares for $33.25 per share (total proceeds of $16,625).

(e)	Ceased to own more than 5% of the total outstanding Common Stock of the Company on September 17, 2004.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Financial Edge Fund has agreed to indemnify Mr. Fates for all costs and expenses arising out of or related to his nomination and appointment as a director of Central Bancorp. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

CUSIP No. 152418109	Page 15 of 17 Pages

        As noted in Item 4, the Group, Company and Bank entered into the Agreement, attached as Exhibit 16 to this filing, and the settlement agreement dated August 4, 2003 (Exhibit 15).

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.    Material to be Filed as Exhibits

No.	Description
1	Joint Filing Agreement.*
2	Letter from The PL Capital Group to the Company, dated July 31, 2001.*
3	Letter from The PL Capital Group to the Company, dated October 25, 2001.*
4	Letter from The PL Capital Group to John Doherty and Joseph Doherty, dated February 7, 2002.*
5	Letter from The PL Capital Group to John Doherty, Joseph Doherty and the Joseph Doherty Family Limited Partnership, dated February 22, 2002.*
6	Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated March 1, 2002.*
7	Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated May 22, 2002.*
8	Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated June 6, 2002.*
9	Letter from Richard J. Lashley to the Company, dated June 14, 2002.*
10	Letter from The PL Capital Group to shareholders of the Company, dated July 11, 2002.*
11	Complaint filed in the District of Massachusetts federal court on October 1, 2002.*
12	Shareholder Derivative Demand Letter from Richard Lashley and PL Capital to the Company's Board of Directors, dated January 16, 2003.*
13	Letter from Mr. Lashley and PL Capital to the Board of Directors of the Company, dated May 14, 2003.*
14	Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated July 2, 2003.*
15	Settlement Agreement by and between The PL Capital Group and the Company, dated August 4, 2003.*
16	Agreement by and between the PL Capital Group, Company and the Bank dated September 13, 2004.

*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 152418109	Page 16 of 17 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 17, 2004

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 17 of 17 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:  /s/ John Palmer
        John Palmer

By:  /s/ Richard Lashley
        Richard Lashley

By:  /s/ Richard Fates
        Richard Fates